UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                 AMENDMENT NO. 5
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                  Peapod, Inc.
                              --------------------
                                (Name of Issuer)


                    Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                    704718105
                                 (CUSIP Number)
Mr. A.H.P.M. van Tielraden                           with copies to:
Koninklijke Ahold N.V.                               John Reiss, Esq.
Albert Heijnweg 1                                    White & Case LLP
1507 EH Zaandam                                      1155 Avenue of the Americas
The Netherlands                                      New York, NY 10036
011-31-75-659-9111                                   212-819-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

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CUSIP No. 704718105
================================================================================




-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Koninklijke Ahold N.V.              I.R.S. IDENTIFICATION NO. 000000000

-------- -----------------------------------------------------------------------
 2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                        (b) [X]
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         Not applicable.

-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES                     7      SOLE VOTING POWER
BENEFICIALLY OWNED BY                       58,262,727 (1) (2)
EACH REPORTING PERSON
WITH                                ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            None
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            58,262,727 (1) (2)
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            None
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         58,262,727 (1) (2)
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                [ ]

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         78.8% (2)
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

          (1) The shares of common stock of Peapod, Inc. (the "Issuer") covered by this report are (a) purchasable by Koninklijke Ahold N.V. ("Ahold") upon conversion or exercise of (i) 726,371 shares of Series C Convertible Preferred Stock (the "Series C Shares") of the Issuer which would initially be convertible into 19,369,873 shares of Common Stock, representing approximately 51.8% of the total outstanding shares of Common Stock as of March 30, 2001 (based on information received from the Issuer and treating as outstanding for this purpose the shares of Common Stock subject to conversion under the Series C Convertible Preferred Stock), (ii) the warrant (the "Previously Issued Warrant") granted by the Issuer to Ahold pursuant to the Warrant Agreement dated as of April 10, 2000, to initially purchase 100,000 shares of Common Stock, (iii) the warrant (the "Warrant (Credit Agreement)") dated as of April 14, 2000, to initially purchase 3,566,667 shares of Common Stock, and (iv) the warrant (the "Warrant (Preferred Stock)", and together with the Previously Issued Warrant and the Warrant (Credit Agreement), the "Warrants")) dated as of June 30, 2000, to initially purchase 32,894,270 shares of Common Stock, and (b) 2,331,917 shares of Common Stock which Ahold owns, representing with the shares of common stock issuable upon conversion of the Series C Shares approximately 58.1% of the total outstanding shares of Common Stock as of March 30, 2001 (based on information received from the Issuer and treating as outstanding for this purpose the shares of Common Stock issuable upon conversion of the Series C Shares).

          Prior to the exercise of the Warrants, Ahold is not entitled to any rights as a shareholder of the Issuer as to the shares issuable upon exercise of the Warrants. The Warrants may be exercised at any time.

          (2) Based on information received from the Issuer, the number of shares indicated represents approximately 78.8% of the total outstanding shares of Common Stock as of March 30, 2001 (treating as outstanding for this purpose the shares of Common Stock subject to conversion under the Series C Shares and the shares of Common Stock subject to exercise under the Warrants).

          This Amendment No. 5 amends and supplements the Schedule 13D filed on April 24, 2000 as amended by Amendment No. 1 to Schedule 13D filed on June 30, 2000, Amendment No. 2 to Schedule 13D filed on October 11, 2000, Amendment No. 3 to Schedule 13D filed on October 16, 2000 and Amendment No. 4 to Schedule 13D filed on March 5, 2001, relating to the shares of common stock, $0.01 par value per share ("Common Stock"), of Peapod, Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 9933 Woods Drive, Skokie, Illinois 60077. Terms not otherwise defined herein shall have the respective meaning given to such terms in the Schedule 13D filed on April 24, 2000.

Item 4.   Purpose of the transaction.

          Items 4(a) to (j) is hereby amended by adding immediately before the penultimate paragraph of the item the following:

          "Second Amendment to Credit Agreement.

          As of March 30, 2001 the Issuer and Ahold entered into a Second Amendment to Credit Agreement (the "Second Amendment") amending the Credit Agreement to increase the amount of Loans that the Borrower may borrow in any one calendar month from $3,000,000 to $6,000,000, a copy of which is filed as
Exhibit 10.15 hereto.

          Letter regarding payment of dividends and interest

          On March 30, 2001 Ahold sent a letter (the "Letter") to the Issuer stating that Ahold will not demand payment of (i) dividends on the Series C Shares (and the previously held Series B Shares) which were due on September 30 and December 31, 2000, (ii) future dividend payments on the Series C Shares and
(iii) interest payments under the Credit Agreement, in each case until the receipt of cash proceeds by the Issuer from a debt or equity financing transaction, a copy of which is filed as Exhibit 10.16 hereto. The dividends on the Series C Shares (and the previously held Series B Shares) and interest under the Credit Agreement will continue to accumulate and accrue in accordance with their respective terms, and will become due and payable in full on receipt of cash proceeds by the Issuer from a debt or equity financing transaction.

          Assignment of Option to Purchase and Grant of Option to Purchase.

          As of March 29, 2001 the Issuer and ARP Lake Zurich LLP ("ARP"), an indirect wholly owned subsidiary of Ahold, entered into an Assignment of Option to Purchase and Grant of Option to Purchase, whereby (a) the Issuer assigned to ARP an option (the "Land Option") to purchase certain land in Illinois, and (b) ARP granted to the Issuer an option to purchase that same land for a purchase price equal to the actual costs incurred by ARP to acquire, hold and maintain the land, plus an additional 8% per annum, and otherwise on the same terms and conditions as the Land Option. On March 29, 2001, ARP exercised the Land Option to purchase the land for a purchase price of $826,735.85."

Item 5.   Interest in Securities of the Issuer.

          Item 5(a) is hereby amended and restated in its entirety to read as follows:

          "(a) Through its holding of 2,331,917 shares of Common Stock and upon conversion of the Series C Shares and exercise of the Warrants, Ahold may be deemed to be the beneficial owner of 58,262,727 shares of Common Stock, which would represent approximately 78.8% of the shares of Common Stock outstanding as of March 30, 2001 (based on information received from the Issuer and treating as outstanding for this purpose the shares of Common Stock subject to the Series C Shares and the Warrants)."

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Item 6 is hereby amended by adding after the final paragraph of the item the following:

          "Ahold sent the Letter to the Issuer stating that Ahold will not demand the payment of (i) dividends on the Series C Shares (and the previously held Series B Shares) which were due on September 30 and December 31, 2000, (ii) future dividend payments on the Series C Shares and (iii) interest payments under the Credit Agreement, in each case until the receipt by the Issuer of cash proceeds from a debt or equity financing transaction. The dividends on the Series C Shares (and the previously held Series B Shares) and interest under the Credit Agreement will continue to accumulate and accrue in accordance with their respective terms."

Item 7.   Material to be Filed as Exhibits.

          Item 7 is hereby amended by adding after the final paragraph of the item the following:

"10.15    Second Amendment to Credit Agreement, dated as of March 30, 2001.

 10.16 Letter regarding payment of dividends and interest, dated March 30, 2001."

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2001




                                     KONINKLIJKE AHOLD N.V.



                                     By: /s/ A. M. Meurs
                                        ----------------------------------
                                        Name:  A. M. Meurs
                                        Title: Executive Vice President

                                  EXHIBIT INDEX

10.15     Second Amendment to Credit Agreement, dated as of March 30, 2001.

10.16 Letter regarding payment of dividends and interest, dated March 30, 2001.